SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Attestor Limited

7 Seymour Street

London W1H 7JW, United Kingdom

Attention: Friedrich S. Andreae

Telephone: +44 (0) 20 7074 9610

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

Page 2 of 3 Pages

Explanatory Note

This Amendment No. 6 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Attestor Value Master Fund LP, Attestor Value Fund GP Limited, Attestor Capital Limited, Attestor Limited and Mr. Jan-Christoph Peters (collectively, the “Reporting Persons”) on October 27, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

On February 15, 2021, the Company entered into an Amended and Restated Plan Support Agreement (including the term sheet attached thereto, the “Amended Plan Support Agreement”) with the Equity Commitment Parties, Honeywell, the Initial Consenting Lenders, and the Consenting Noteholders (each as defined therein), setting forth the terms by which the foregoing parties committed to provide capital to and/or support the Company in connection with its plan of reorganization. The Amended Plan Support Agreement amended and restated the Plan Support Agreement, entered into by the Debtors, the Equity Commitment Parties, Honeywell and the Consenting Noteholders on January 11, 2021. The Amended Plan Support Agreement is filed as Exhibit 99.1 hereto and incorporated by reference.

The Shareholder Parties by themselves or with the Equity Commitment Parties, Honeywell and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties, Honeywell and the Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act, and any amendments thereto, containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. As of the date of this Amendment No. 6, based on information provided by the other Equity Commitment Parties, Honeywell and the Consenting Noteholders, the Reporting Persons believe that the Equity Commitment Parties, Honeywell and the Consenting Noteholders beneficially own in the aggregate 57.6% of the 75,813,634 outstanding Shares, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2021.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Amended and Restated Plan Support Agreement, dated February 15, 2021, by and among the parties identified therein (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Garrett Motion Inc. on February 16, 2021).

CUSIP No. 366505105

Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

Attestor Value Master Fund LP
acting by Attestor Limited

By:	/s/ Jan-Christoph Peters
Name: Jan-Christoph Peters
Title: Authorised Attorney

Attestor Value Fund GP Limited

By:	/s/ Jan-Christoph Peters
Name: Jan-Christoph Peters
Title: Director

Attestor Capital Limited

By:	/s/ Jan-Christoph Peters
Name: Jan-Christoph Peters
Title: Director

Attestor Limited

By:	/s/ Jan-Christoph Peters
Name: Jan-Christoph Peters
Title: Authorised Attorney

/s/ Jan-Christoph Peters
Name: Jan-Christoph Peters